EXHIBIT 99.1

Centerra Gold Files Form 40-F Annual Report on EDGAR

TORONTO, March 30, 2023 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announces that it has filed with the U.S. Securities and Exchange Commission its 2022 annual report on Form 40-F consisting of its 2022 annual information form (“AIF”), annual audited financial statements, and management’s discussion and analysis. These filings are available through EDGAR at www.sec.gov.

The Company’s 2022 AIF, annual audited financial statements and management’s discussion and analysis have also been filed with the appropriate Canadian regulatory bodies. These filings are available through SEDAR at www.sedar.com.

Canadian and U.S. regulatory filings are also available on the Company’s website at www.centerragold.com. Hard copies of the annual audited financial statements and accompanying notes are available, free of charge, to shareholders upon written request.

About Centerra Gold
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. Centerra also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the TSX under the symbol CG and on the NYSE under the symbol CGAU. Centerra is based in Toronto, Ontario, Canada.

For more information:
Toby Caron
(416) 204-1694
toby.caron@centerragold.com

Shae Frosst
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at
http://ml.globenewswire.com/Resource/Download/6e798510-638c-4954-8b9e-b37fc1dd9df1